Exhibit 23

INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in the following Registration Statements of FPL Group, Inc., Florida Power & Light Company, FPL Group Capital Inc, FPL Group Capital Trust I, and FPL Group Capital Trust II of our report dated February 26, 2004 (which expresses an unqualified opinion and includes explanatory paragraphs relating to FPL Group, Inc.'s and Florida Power & Light Company's changes in 2003 in their methods of accounting for special-purpose entities and for asset retirement obligations and to FPL Group, Inc.'s change in 2002 in its method of accounting for goodwill), appearing in the Annual Report on Form 10-K of FPL Group, Inc. and Florida Power Light Company for the year ended December 31, 2003, filed with the U.S. Securities and Exchange Commission on February 27, 2004:

FPL Group, Inc.

Form S-3	No. 333-102169
Form S-8	No. 33-57673
Form S-8	No. 33-11631
Form S-3	No. 33-57470
Form S-8	No. 333-27079
Form S-8	No. 333-87869
Form S-8	No. 333-88067
Form S-3	No. 333-75482
Form S-3	No. 333-85218
Form S-3, as amended	No. 333-102173

Florida Power & Light Company

Form S-3	No. 33-40123

FPL Group Capital Inc

Form S-3	No. 333-75482-01
Form S-3	No. 333-85218-01
Form S-3, as amended	No. 333-102173-01

FPL Group Capital Trust I

Form S-3, as amended	No. 333-102173-03

FPL Group Capital Trust II

Form S-3, as amended	No. 333-102173-02

DELOITTE & TOUCHE LLP

Miami, Florida
February 27, 2004